Exhibit 99.1

Nano Labs Announces Fourth Quarter 2022 Financial Results

HANGZHOU, China, March 14, 2023 (GLOBE NEWSWIRE) -- Nano Labs Ltd (Nasdaq: NA) (“we,” the “Company” or “Nano Labs”), a leading fabless integrated circuit design company and product solution provider in China, today announced its unaudited financial results as of December 31, 2022 and for the three months ended December 31, 2022.

Fourth Quarter 2022 Financial Highlights

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Net revenue was RMB12.7 million (US$1.8 million) for the three months ended December 31, 2022, compared to a net revenue of RMB3.2 million in the same period of 2021.
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Gross loss was RMB76.6 million (US$11.0 million) for the three months ended December 31, 2022, compared to a gross loss of RMB23.8 million for the same period of 2021.
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Loss from operations was RMB136.9 million (US$19.7 million) for the three months ended December 31, 2022, compared to a loss from operations of RMB136.8 million in the same period of 2021.
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Net loss was RMB132.8 million (US$19.1 million) for the three months ended December 31, 2022, compared to a net loss of RMB135.5 million in the same period of 2021.
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Net loss per ordinary share (both basic and diluted) was approximately RMB1.19 (US$0.17) for the three months ended December 31, 2022, compared to a loss per ordinary share (both basic and diluted) of RMB1.32 in the same period of 2021.

Mr. Jianping Kong, Chairman and Chief Executive Officer of the Company, commented, “The management team went overseas and discussed the trends with industrial pioneers, and strive to find new market opportunities as well as expand overseas markets, aiming to mitigate the impact from the conversion of Ethereum mainnet from proof-of-work (“POW”) to proof-of-stake (“POS”) in mid-September. At the same time, our company is actively exploring and researching the fields of zero-knowledge (“ZK”) and AI-generated content (“AIGC”) computations, and had launched our newly self-developed A-series iPollo computing devices with ZK and AIGC computing capabilities embedded. The A-series iPollo computing devices adopt high-performance graphics cards with large memory and high-core central processing units (“CPUs”), ensuring low power consumption and easy management while maintaining stable operation in high computing power, which can more efficiently support ZK and AIGC computations.

In addition, our iPollo Metaverse, previously known as Ipolloverse, which the Company expects to launch to the market soon, has recently made substantial technological progress. It relies on decentralized technology and innovative consensus mechanisms with AIGC capabilities embedded as an important Layer 2 tool. iPollo Metaverse reduces the threshold for user creation and provides developers with lower-cost rendering solutions and more efficient developer tools. The elastic computing network underneath now supports the inference of stable diffusion machine learning models and can generate patterns from text and directly cast them into non-fungible tokens (“NFTs”). With AIGC as a Layer 2 tool, iPollo Metaverse enables developers to better leverage AIGC to create metaverses, offering extensive possibilities for creating unique and innovative metaverse experiences. At the same time, iPollo Metaverse is committed to achieving open social and immersive experiences in the 3D metaverse world, allowing tens of thousands of real users to interact in real-time at low cost in high-fidelity, zero-latency environments. This brings new Web 3.0 lifestyle options for users. Additionally, the Company also plans to provide 3D printing services for users' metaverses, thereby integrating the virtual and real world.

We expect to be able to create Metaverse through the our leading technology and in-depth industry understanding.”

Mr. Bing Chen, Chief Financial Officer, commented, “In the last quarter this year, our net revenue is RMB12.7 million (US$1.8 million). In addition, the net loss was RMB132.8 million (US$19.1 million) for the three months ended December 31, 2022, compared to a net loss of RMB135.5 million in the same period of 2021. Leveraging our experience and expertise, we will continue developing and launching the cutting-edge products and executing our strategic development initiatives. Looking forward, we aim to grow our business and generate long-term value for our shareholders.”

Unaudited Fourth Quarter 2022 Financial Results

Net Revenues

Net revenues increased to RMB12.7 million (US$1.8 million) for the three months ended December 31, 2022, from RMB3.2 million for the same period of 2021. The increase in net revenues was primarily due to the increase in sales volume of iPollo V1 Series and B1 Series products.

Cost of Revenues

Cost of revenues increased significantly to RMB89.3 million (US$12.8 million) for the three months ended December 31, 2022, from RMB26.9 million for the same period of 2021, the change was mainly due to the increase in sales volume and an inventory write-down of RMB 47.9 million.

Operating Expenses

Total operating expenses decreased to RMB60.3 million (US$8.7 million) for the three months ended December 31, 2022, from RMB113.0 million for the same period of 2021.

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Selling and marketing expenses increased to RMB5.6 million (US$0.8 million) for the three months ended December 31, 2022 from RMB3.4 million for the same period of 2021. The increase in selling and marketing expenses was primarily due to the increase in advertising expenses to support marketing strategies, expand market share and improve brand visibility.
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General and administrative expenses increased to RMB15.5 million (US$2.2 million) for the three months ended December 31, 2022, from RMB10.0 million for the same period of 2021. The increase in general and administrative expenses was primarily due to the increase in employee salary expenses as the number and salaries of general and administrative staff increased and the increase in other miscellaneous expenses due to the development and expansion of its business.
•
Research and development expenses decreased to RMB39.2 million (US$5.6 million) for the three months ended December 31, 2022, from RMB99.6 million for the same period of 2021. The decrease in research and development expenses was primarily because the direct materials related to research and development decreased in the current period.

Loss from Operations

Loss from operations was RMB136.9 million (US$19.7 million) for the three months ended December 31, 2022, compared with loss from operations of RMB136.8 million for the same period of 2021.

Finance Expense (Income)

Finance income was RMB1.3 million (US$0.2 million) for the three months ended December 31, 2022, compared with finance loss of RMB0.7 million for the same period of 2021 due to the increase of foreign currency exchange gains.

Net Loss

Net loss was RMB132.8 million (US$19.1 million) for the three months ended December 31, 2022, compared with net loss of RMB135.5 million for the same period of 2021.

Basic and Diluted Loss Per Ordinary Share

Basic and diluted loss per ordinary share was RMB1.19 (US$0.17) for the three months ended December 31, 2022, compared with basic and diluted loss per ordinary share of RMB1.32 for the same period of 2021. Each ADS represents 2 of the Company’s class A ordinary shares.

Cash and Cash Equivalents

As of December 31, 2022, the Company had cash and cash equivalents of RMB87.8 million (US$12.6 million), compared with RMB233.9 million as of December 31, 2021.

Exchange Rate

This press release contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) solely for the convenience of the reader. Unless otherwise specified, all translations of Renminbi amounts into U.S. dollar amounts in this press release are made at RMB 6.9646 to US$1.00, the central parity rate on December 31, 2022 published by the People’s Bank of China.

Non-GAAP Financial Measures

In evaluating our business, we consider and use adjusted net income/(loss) as an additional non-GAAP measure to review and assess our operating performance. The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define adjusted net income/(loss) as net income/(loss) excluding share-based compensation expense.

We present the non-GAAP financial measure because they are used by our management to evaluate our operating performance and formulate business plans. Non-GAAP financial measures enable our management to assess our operating results without considering the impact of non-cash charges and non-operating items. We also believe that the use of the non-GAAP measure facilitates investors’ assessment of our operating performance.

The non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. The non-GAAP financial measure has limitations as analytical tools. One of the key limitations of using the non-GAAP financial measure is that they do not reflect all items of income and expense that affect our operations. Share-based compensation expenses have been and may continue to be incurred in our business and are not reflected in the presentation of adjusted net income/(loss). Further, the non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

Conference Call

The Company will host an earnings conference call to discuss its financial results at 8:30 am U.S. Eastern Time (8:30 pm Beijing Time) on March 14, 2023.

For participants who wish to join the call, please access the link provided below to complete the online registration process.

Registration Link: https://s1.c-conf.com/diamondpass/10029463-nasmf66.html.

Upon registration, participants will receive the dial-in number and unique PIN, which can be used to join the conference call. If participants register and forget their PIN or lose their registration confirmation email, they may simply re-register and receive a new PIN. All participants are encouraged to dial in 15 minutes prior to the start time.

A live and archived webcast of the conference call will be accessible on the Company’s investor relations website at: https://ir.nano.cn/.

A telephone replay of the call will be available until March 21, 2023 via the following dial-in details:

Dial-in Numbers:
U.S./Canada	1-855-883-1031
Hong Kong	800-930-639
China	400-1209-216
Replay PIN	10029463

About Nano Labs Ltd

Nano Labs Ltd is a leading fabless integrated circuit (“IC”) design company and product solution provider in China. Nano Labs is committed to the development of high throughput computing (“HTC”) chips, high performance computing (“HPC”) chips, distributed computing and storage solutions, smart network interface cards (“NICs”) vision computing chips and distributed rendering. Nano Labs has built a comprehensive flow processing unit (“FPU”) architecture which offers solution that integrates the features of both HTC and HPC. Nano Lab’s Cuckoo series are one of the first near-memory HTC chips available in the market with a maximum bandwidth of approximately 2.27 Tbps, as well as one of the first movers of the ASIC-based Grin mining market *. For more information, please visit the Company’s website at: ir.nano.cn.

*According to an industry report prepared by Frost & Sullivan.

Forward-Looking Statements

This report contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s plan to appeal the Staff’s determination, which can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For investor and media inquiries, please contact:

Nano Labs Ltd

Email: ir@nano.cn

Ascent Investor Relations LLC

Ms. Tina Xiao

Tel: (917) 609-0333

Email: tina.xiao@ascent-ir.com

Consolidated Balance Sheets

(all amounts in RMB and US$, except number of shares or as otherwise noted)

	As of December 31,	As of December 31,
	2021	2022
	RMB	RMB	US$
		(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	233,853,654	87,811,272	12,608,229
Restricted cash	—	48,112	6,908
Short-term investments	31,888,500	—	—
Inventories, net	213,870,251	102,201,746	14,674,460
Prepayments	372,355,129	71,314,254	10,239,533
Other current assets	41,460,490	27,275,215	3,916,264
Total current assets	893,428,024	288,650,599	41,445,394
Non-current assets:
Property, plant and equipment, net	7,249,044	21,426,955	3,076,552
Intangible asset, net	—	48,717,132	6,994,964
Operating lease right-of-use assets	9,155,665	8,447,978	1,212,988
Total non-current assets	16,404,709	78,592,065	11,284,504

TOTAL ASSETS	909,832,733	367,242,664	52,729,898

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Current portion of long-term debts	—	280,000	40,203
Accounts payable	2,837,638	15,292,843	2,195,796
Advance from customers	917,391,899	124,469,097	17,871,679
Operating lease liabilities, current	5,224,757	4,199,361	602,958
Other current liabilities	6,917,757	39,399,532	5,657,111
Total current liabilities	932,372,051	183,640,833	26,367,747
Non-current liabilities:
Long-term debts	—	16,673,316	2,394,009
Operating lease liabilities, non-current	2,122,357	2,514,115	360,985
Total non-current liabilities	2,122,357	19,187,431	2,754,994
Total liabilities	934,494,408	202,828,264	29,122,741
Shareholders’ equity (deficit):
Ordinary shares ($0.0001 par value; 500,000,000 and 200,000,000 shares authorized as of December 31, 2021 and December 31, 2022, respectively; 103,790,000 and nil shares issued and outstanding as of December 31, 2021 and December 31, 2022, respectively)	66,970	—	—
Class A ordinary shares ($0.0001 par value; 242,821,846 shares authorized; nil and 54,318,514 shares issued and outstanding as of December 31, 2021 and December 31, 2022, respectively)	—	35,425	5,086
Class B ordinary shares ($0.0001 par value; 57,178,154 shares authorized; nil and 57,178,154 shares issued and outstanding as of December 31, 2021 and December 31, 2022, respectively)	—	36,894	5,297
Additional paid-in capital	201,418,380	354,803,564	50,943,854
Accumulated deficit	(223,679,698)	(199,207,921)	(28,602,923)
Statutory reserves	-	6,647,109	954,414
Accumulated other comprehensive income (loss)	(2,467,327)	2,099,329	301,429
Total shareholders’ equity (deficit)	(24,661,675)	164,414,400	23,607,157

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)	909,832,733	367,242,664	52,729,898

Unaudited Consolidated Statements of Operations and Comprehensive Income (Loss)

(all amounts in RMB and US$, except number of shares or as otherwise noted)

	For the three months ended December 31,
	2021	2022
	RMB	RMB	US$
Net revenues	3,158,323	12,739,978	1,829,248
Cost of revenues	26,922,463	89,294,236	12,821,158
Gross loss	(23,764,140)	(76,554,258)	(10,991,910)

Operating expenses:
Selling and marketing expenses	3,397,024	5,597,032	803,640
General and administrative expenses	9,974,242	15,516,138	2,227,858
Research and development expenses	99,627,124	39,206,565	5,629,407
Total operating expenses	112,998,390	60,319,735	8,660,905

Loss from operations	(136,762,530)	(136,873,993)	(19,652,815)

Other expenses (income)
Finance expense (income)	739,431	(1,272,610)	(182,725)
Interest income	(1,592,303)	(116,763)	(16,765)
Other income	(363,786)	(2,690,934)	(386,373)
Total other income	(1,216,658)	(4,080,307)	(585,863)

Loss before income tax provision	(135,545,872)	(132,793,686)	(19,066,952)
Income tax provision	—	—	—
Net loss	(135,545,872)	(132,793,686)	(19,066,952)

Comprehensive income (loss):
Net loss	(135,545,872)	(132,793,686)	(19,066,952)
Other comprehensive income (loss):
Foreign currency translation adjustment	(2,467,526)	1,807,705	259,556
Total comprehensive loss	(138,013,398)	(130,985,981)	(18,807,396)

Net loss per ordinary share:
Basic	(1.32)	(1.19)	(0.17)
Diluted	(1.32)	(1.19)	(0.17)

Weighted average number of shares used in per share calculation:
Basic	102,471,739	111,496,668	111,496,668
Diluted	102,471,739	111,496,668	111,496,668

Non-GAAP Reconciliation

(all amounts in RMB and US$, except number of shares or as otherwise noted)

	For the three months ended December 31,
	2021	2022
	RMB	RMB	US$
	(unaudited)	(unaudited)	(unaudited)
Net loss	(135,545,872)	(132,793,686)	(19,066,952)
Add:
Share-based compensation expenses	4,836	2,336,837	335,531
Non-GAAP adjusted net loss	(135,541,036)	(130,456,849)	(18,731,421)